April 3, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper; Jennifer Monick

Re:    Extra Space Storage Inc.
Form 10-K for the year ended December 31, 2022
Filed on February 28, 2023
File No. 001-32269

To the addressees set forth above:

Extra Space Storage Inc. (the “Company,” “we,” “us” and “our”) submits this letter in response to the Staff’s comment letter, dated March 27, 2023, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed on February 28, 2023. For your convenience, we have set forth the Staff’s comment in bold and italics and the Company’s response below.
Form 10-K for the year ended December 31, 2022
Notes to Consolidated Financial Statements
7. Investments in Debt Securities and Notes Receivable, page 52

1.We note your growth in your investments in debt securities and notes receivable in recent years. Please tell us how your related disclosures comply with ASC 326-20-50, or tell us why such disclosures are not applicable.

Company Response:

We acknowledge the Staff’s comment and confirm that we have reviewed the disclosures required in ASC 326-20-50. We have performed analysis regarding potential credit losses related to our debt securities and notes receivable and respectfully inform the Staff that our allowance for potential credit losses is not material (approximately $1 million) to the consolidated financial statements as of December 31, 2022. We also acknowledge that additional disclosures should be made in future filings regarding credit quality information, past-due status, nonaccrual status and the immaterial nature of the allowance for potential credit losses in our investments in debt securities and notes receivable.
Factors we considered in estimating the allowance for potential credit losses include the following:
•The Company has performed due diligence on the stores underlying the investments in debt securities and notes receivable, including detailed projections of net operating income over the terms of these receivables.  These due diligence efforts are consistent with the underwriting procedures we perform on our acquisitions of stores. We believe the due diligence process employed by the Company limits the risk that the stores will not be able to generate the necessary cash flows to repay the notes receivable.
•The Company evaluates the credit worthiness of each borrower and requires a minimum net worth of $10 million and a minimum liquidity of $1 million for borrowers.
•The Company targets loan to value of between 70-80% and based on historical performance of self-storage through economic cycles, a loss of greater than 20% is unlikely.
•The Company requires borrowers to purchase interest rate caps, which limits the borrower’s exposure to changes in interest rates.
•The Company withholds proceeds from these notes receivable at origination to establish interest and operating reserves during the lease up period of the stores.
•The Company withholds distributions from borrowers until the stores reach a debt service coverage ratio (defined as net operating income divided by total debt service obligations) between 1.0 and 1.1.
•The Company requires borrowers to use the Company’s property management services for the stores, giving the company control over the depository accounts.
•The Company acts as property manager for the stores collateralizing debt securities and notes receivable, ensuring operational efficiency and visibility into store performance.
•The Company projects conservative lease-up operating performance based on historical experience and market conditions.
•The Company compares actual property performance to projections on a quarterly basis. If a store is not meeting expectations, the borrower is required to replenish the operating and/or interest reserves.
•The Company has the right, but not the obligation, to foreclose on the notes receivable in the event of default. If the Company were to exercise this option,

the potential loss would be limited to any amount owed that exceeds the fair value of the collateral.
•The Company’s debt securities and notes receivable are not past-due or in nonaccrual status. In addition, the Company has experienced no credit losses on debt securities and notes receivable to date.
•The Company uses the loss-rate method as well as assessing the probability of default or loss to estimate its allowance for credit loss. The Company used its own loss rate experience as well as third-party credit loss ratios to estimate its allowance for credit losses.
ASC 326-20-30-3 states that, “The allowance for credit losses may be determined using various methods. For example, an entity may use discounted cash flow methods, loss-rate methods, roll-rate methods, probability-of-default methods, or methods that utilize an aging schedule. An entity is not required to utilize a discounted cash flow method to estimate expected credit losses. Similarly, an entity is not required to reconcile the estimation technique it uses with a discounted cash flow method.”
•The Company uses estimation techniques that are applied consistently to faithfully estimate the collectability of the debt securities and notes receivable.
ASC 326-20-55-7 states that, “Because of the subjective nature of the estimate, this Subtopic does not require specific approaches when developing the estimate of expected credit losses. Rather, an entity should use judgment to develop estimation techniques that are applied consistently over time and should faithfully estimate the collectability of the financial assets by applying the principles in this Subtopic. An entity should utilize estimation techniques that are practical and relevant to the circumstance. The method(s) used to estimate expected credit losses may vary on the basis of the type of financial asset, the entity’s ability to predict the timing of cash flows, and the information available to the entity.”

Based on the factors detailed above and the credit loss analysis at December 31, 2022, the Company determined that the potential credit losses were immaterial (approximately $1 million) to the consolidated financial statements. The Company proposes to add the following disclosures to the “Investments in Debt Securities and Notes Receivable” footnote in future filings: “The Notes Receivable – Bridge Loans typically have a loan to value ratio between 70% and 80%. None of the debt securities or notes receivable are in past-due or nonaccrual status and the allowance for potential credit losses is immaterial.”

We will continue to review these investments in our debt securities and notes receivable and the related disclosures annually as required in ASC 326-20-50 and will update these disclosures as required.

We appreciate the time that you have taken to review our filings. If you have any questions regarding the foregoing responses, please contact me at (801) 365-4482.
Sincerely,

/s/ P. Scott Stubbs

P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:    Ernst & Young LLP
    Latham & Watkins LLP

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